PACIFIC NORTH WEST

CAPITAL CORP.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

WHISLEBLOWER POLICY

adopted by the Audit Committee on May 24, 2010

General

Pacific North West Capital Corp. (the “Company”) requires its directors, officers and employees to observe high standards of professionalism and ethical conduct in maintaining the financial records of the Company.  Pursuant to its Charter, the Audit Committee of the Board of Directors of the Company is responsible for reviewing (on a confidential basis if necessary) all complaints or submissions received from employees of the Company regarding accounting or auditing matters concerning the Company.  In order to carry out its responsibilities under its Charter, the Audit Committee has adopted this Whistleblower Policy (the “Policy”).

For the purposes of this Policy, all accounting or auditing matters which are the subject of a complaint or submission are referred to as an “Accounting Irregularity”.

No Retaliation

No officer or employee who in good faith reports an Accounting Irregularity shall suffer harassment, retaliation or adverse employment consequence.  An officer or employee who retaliation against someone who has reported an Accounting Irregularity in good faith is subject to discipline up to and including termination of employment.  This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Company rather than seeking resolution outside the Company.

Reporting Violations

It is the responsibility of all directors, officers and employees to report all suspected Accounting Irregularities in accordance with this Whistleblower Policy.  The Company maintains an open door policy and suggests that employees share their questions, concerns, suggestions or complaints with someone who can address them properly.  In most cases, an employee’s supervisor is in the best position to address an area of concern.  An employee’s supervisor may be more knowledgeable about the issue and will appreciate being brought into the process.  It is the supervisor’s responsibility to help you to solve the problem.

However, if you are not comfortable speaking with your supervisor or you are not satisfied with our supervisor’s response, you are encouraged to speak with anyone in management whom you are comfortable in approaching.  Supervisors and managers are required to report suspected Accounting Irregularities to the Chairperson of the Audit Committee.  The Audit Committee has specific and exclusive responsibility to investigate all reported violations. For suspected fraud or securities law violations, or when you are not satisfied or uncomfortable with following the Company’s open door policy, individuals should contact the Chairman of the Company or any member of the Company’s Audit Committee directly.  All complaints will be reported to the Audit Committee within five days of receipt.

Investigations of Complaints

The Company’s Audit Committee is responsible for investigating and resolving all reported complaints and allegations concerning Accounting Irregularities.  The Audit Committee may retain independent legal counsel, accountants and others to assist in its investigations.

Accounting and Auditing Matters

Pursuant to its Charter, the Audit Committee is responsible for addressing all reported concerns or complaints regarding corporate accounting practices, internal controls or auditing.  The President is required to immediately notify the Audit Committee of any complaint of which he or she is aware and to work with the Committee until the matter is resolved.

Acting in Good Faith

Anyone filing a complaint concerning a suspected Accounting Irregularity must be acting in good faith and have reasonable grounds for believing the information disclosed indicates an Accounting Irregularity.  Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Complaints or submissions concerning a suspected Accounting Irregularity may be submitted on a confidential basis by the complainant or may be submitted anonymously.  All complaints or submissions will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

Handling of Reported Violations

The Chair of the Audit Committee will notify the sender and acknowledge receipt of the reported suspected Accounting Irregularity within five business days.  All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

The Company shall retain records for complaints for a period of no less than seven years as a separate part of the records of the Audit Committee.

Privacy Violations

In addition to these rules regarding accounting, internal accounting controls and auditing matters, recent privacy legislation, the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) and the Personal Information Protection Act (British Columbia) (“PIPA”), provide that any person who has reasonable grounds to believe that there has been a contravention of either of PIPEDA or PIPA may notify the relevant Privacy Commissioner.

 An organization must not dismiss, suspend, discipline, harass or otherwise disadvantage an employee or deny an employee a benefit because the employee, acting in good faith and on the basis of reasonable belief, has disclosed to the Privacy Commissioner that the organization has contravened or is about to contravene either of PIPEDA or PIPA, Members of the public may lodge anonymous complaints to avoid the possibility of retaliation.